                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended September 30, 1998


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 LK Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia, USA 20190
                   (Addresses of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F   X      Form 40-F       .
                               -----              -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes          No   X   .
                               -----       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               82 -     N.A.   .
                    ----------

                                BAAN COMPANY N.V.

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                        Page
Financial Information:

        Condensed Consolidated Balance Sheets as of
           September 30, 1998 (unaudited) and December 31, 1997                           3

        Condensed Consolidated Statements of Operations for
           the three and nine months ended September 30, 1998 and 1997 (unaudited)        4

        Condensed Consolidated Statements of Comprehensive Income (Loss) for the
           three and nine months ended September 30, 1998 and 1997 (unaudited)            5

        Condensed Consolidated Statements of Cash Flows for
           the nine months ended September 30, 1998 and 1997 (unaudited)                  6

        Notes to Condensed Consolidated Financial Statements                              7

Management's Discussion and Analysis of Financial
            Condition and Results of Operations                                          18

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                       SEPTEMBER 30,     DECEMBER 31,
                                                                           1998             1997
                                                                           ----             ----
                                                                        (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents ......................................       $ 121,973        $ 111,417
  Marketable securities ..........................................          99,321          104,847
  Accounts receivable, net of allowance for doubtful accounts of
     $17,243 in 1998 and $15,054 in 1997 .........................         274,846          226,798
  Due from related parties (includes trade accounts receivable of
     $0 in 1998 and $16,500 in 1997) .............................               0           42,765
  Other current assets ...........................................          70,372           47,680
                                                                         ---------        ---------
     Total current assets ........................................         566,512          533,507

Property and equipment, at cost ..................................         135,029           91,143
Less accumulated depreciation and amortization ...................         (69,105)         (39,137)
                                                                         ---------        ---------
Net property and equipment .......................................          65,924           52,006

Software development costs, net of accumulated
amortization of $20,603 in 1998 and $13,396 in 1997 ..............          82,728           49,424
Intangible assets, net of accumulated amortization of
  $28,820 in 1998 and $19,840 in 1997 ............................          87,774           41,085
Other non-current assets .........................................          47,028           35,599
Deferred tax asset ...............................................          11,645           10,788
                                                                         ---------        ---------
          Total assets ...........................................       $ 861,611        $ 722,409
                                                                         =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt ....       $   1,429        $   1,730
  Accounts payable ...............................................          62,233           59,729
  Due to related parties .........................................           4,673               --
  Income taxes payable ...........................................           6,075           52,468
  Accrued and other current liabilities ..........................         111,449           80,267
  Deferred revenue ...............................................          87,046           29,872
                                                                         ---------        ---------
     Total current liabilities ...................................         272,905          224,066

Long-term debt ...................................................         192,135          200,718
Long-term deferred revenue .......................................          20,226            2,855
Other long-term liabilities ......................................           2,048            4,305
Commitments and contingencies

Shareholders' equity:
  Common shares, par value - NLG 0.06 per share, 700,000,000
     Shares authorized; 201,781,312 issued and outstanding in 1998
     and 193,698,784 in 1997 .....................................           6,058            5,939
  Additional paid-in capital .....................................         302,812          174,994
  Retained earnings ..............................................          64,270          116,224
  Accumulated translation adjustment .............................           1,157           (6,692)
                                                                         ---------        ---------
     Total shareholders' equity ..................................         374,297          290,465
                                                                         ---------        ---------
          Total liabilities and shareholders' equity .............       $ 861,611        $ 722,409
                                                                         =========        =========

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                                    -------------               -------------
                                                 1998           1997         1998           1997
                                                 ----           ----         ----           ----
Net revenues:
  License revenue ........................     $  63,498      $ 92,471     $ 236,836      $265,552
  License revenue from related parties ...        23,113        16,213        73,934        26,671
                                               ---------      --------     ---------      --------
     Total license revenue ...............        86,611       108,684       310,770       292,223
  Maintenance and service revenue ........       108,351        64,530       293,748       171,771
                                               ---------      --------     ---------      --------
     Total net revenues ..................       194,962       173,214       604,518       463,994

Cost of revenues :
  Cost of license revenue ................         7,340         4,692        20,960        19,729
  Cost of maintenance and service revenue         82,665        51,198       219,540       131,681
                                               ---------      --------     ---------      --------
     Total cost of revenues ..............        90,005        55,890       240,500       151,410
                                               ---------      --------     ---------      --------
Gross profit .............................       104,957       117,324       364,018       312,584
                                               ---------      --------     ---------      --------

Operating expenses:
  Sales and marketing ....................        80,187        46,916       180,795       119,968
  Research and development ...............        46,347        23,765       112,475        65,757
  General and administrative .............        32,596        16,067        82,788        48,583
  Asset write-downs ......................            --         1,343         9,600         1,343
  Restructuring charges ..................            --         3,383         1,694         3,383
  Other non-recurring expenses ...........            --         4,892         3,106         4,892
                                               ---------      --------     ---------      --------
     Total operating expenses ............       159,130        96,366       390,458       243,926
                                               ---------      --------     ---------      --------

Income (loss) from operations ............       (54,173)       20,958       (26,440)       68,658

Other income (expense), net ..............          (447)        1,169            66         1,991
                                               ---------      --------     ---------      --------
Income (loss) before income taxes ........       (54,620)       22,127       (26,374)       70,649
Provision (benefit) for income taxes .....       (14,940)        3,788        (5,901)       22,638
                                               ---------      --------     ---------      --------

Net income (loss) ........................     $ (39,680)     $ 18,339     $ (20,473)     $ 48,011
                                               ---------      --------     ---------      --------

Net income (loss) per share
  Basic ..................................     $   (0.20)     $   0.10     $   (0.10)     $   0.25
  Diluted ................................     $   (0.20)     $   0.09     $   (0.10)     $   0.23

Shares used in computing per share amounts
  Basic ..................................       199,069       191,306       196,991       190,300
  Diluted ................................       199,069       206,342       196,991       205,100



See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED STATEMENTS OF
                           COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                    SEPTEMBER 30,             SEPTEMBER 30,
                                                    -------------             -------------
                                                  1998         1997         1998          1997
                                                  ----         ----         ----          ----
Net income (loss) .........................     $(39,680)     $18,339     $(20,473)     $ 48,011
Other comprehensive income (loss):
    Foreign currency translation adjustment        8,605          542        7,849        (2,576)
                                                --------      -------     --------      --------
Comprehensive income (loss) ...............     $(31,075)     $18,881     $(12,624)     $ 45,435
                                                ========      =======     ========      ========



See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                                 -------------
                                                                              1998           1997
                                                                              ----           ----
Operating activities:
Net income (loss) .....................................................     $ (20,473)     $  48,011
  Adjustments to reconcile net income (loss) to net cash provided by
    Operating activities:
    Depreciation and amortization .....................................        35,315         17,009
    Provision for doubtful accounts ...................................        10,973             21
    Provision (benefit) for deferred income taxes .....................          (654)        (1,872)
    Foreign currency transaction (gains) losses .......................         9,225         (5,330)
    Asset write-downs .................................................         9,600          1,343
    Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable .............................................       (38,526)       (74,771)
      Due from related parties ........................................        47,787         (4,494)
      Other current assets ............................................       (23,747)       (19,504)
      Accounts payable ................................................       (24,833)         8,041
      Accrued liabilities .............................................        11,829         39,364
      Income taxes payable ............................................       (45,391)        15,307
      Deferred revenue ................................................        64,233         23,743
                                                                            ---------      ---------
Net cash provided by operating activities .............................        35,338         46,868
                                                                            ---------      ---------

Investing activities:
Property and equipment purchased, net .................................       (26,182)       (22,728)
Proceeds from the sale of subsidiaries and investments ................        13,292             --
Increase in capitalized software development costs ....................       (20,671)       (14,242)
Payment for acquisitions and investments, net of cash acquired ........       (15,931)        (3,512)
Purchase of marketable securities .....................................      (209,451)      (372,560)
Proceeds from the sale/maturity of marketable securities and short-term
    Investments .......................................................       214,977        276,637
Other .................................................................       (11,727)         2,835
                                                                            ---------      ---------
Net cash used in investing activities .................................       (55,693)      (133,570)
                                                                            ---------      ---------

Financing activities:
Net payments under short-term credit facilities .......................          (492)          (615)
Proceeds from sale of receivables .....................................            --         16,784
Payments of long-term debt ............................................          (266)          (711)
Issuance costs of convertible subordinated notes ......................            --           (875)
Proceeds from issuance of convertible subordinated notes ..............            --         25,000
Proceeds from issuance of common shares ...............................        34,357         10,155
                                                                            ---------      ---------
Net cash provided by financing activities .............................        33,599         49,738
                                                                            ---------      ---------

Effect of foreign currency exchange rates on cash and cash equivalents         (2,688)         1,508
                                                                            ---------      ---------
Increase (decrease) in cash and cash equivalents ......................        10,556        (35,456)
Cash and cash equivalents at beginning of period ......................       111,417        236,986
Cash and cash equivalents at end of period ............................     $ 121,973      $ 201,530
                                                                            =========      =========
Supplemental disclosure of non-cash activities:
Conversion of subordinated notes to common stock ......................     $   8,914      $      --
                                                                            =========      =========


See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The condensed consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

     Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

     The accompanying condensed consolidated financial statements at September 30, 1998 and for the three and nine months ended September 30, 1998 and 1997 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the consolidated financial position at such date and the consolidated operating results and cash flows for those periods. Consolidated results for the three and nine month periods ended September 30, 1998 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements included in the Company's filing on Form 20-F. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997 included in the Company's Form 20-F filed with the Securities and Exchange Commission.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method. Investments in companies in which the Company does not have significant influence are carried at cost or estimated realizable value, if less.

PER SHARE INFORMATION

     In November 1997, the Company declared a two-for-one stock split of its common shares effective December 11, 1997. All references in this Form 6-K to the number of shares and per share amounts have been restated to reflect the two-for-one split.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which was required to be adopted on December 31, 1997. Under the new requirements, basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The Company has changed its method of computing earnings per share and has restated all prior periods. Common equivalent shares were excluded from the calculation of diluted loss per share for the three and nine month periods ended September 30, 1998, as including them would be antidilutive.

     The following table sets forth the computation of basic and diluted income
(loss) per share for the three and nine months ended September 30, (in thousands, except per share amounts):

                                                         FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                                SEPTEMBER 30,              SEPTEMBER 30,
                                                             1998          1997          1998           1997
                                                           ---------      --------     ---------      --------
        Numerator:
          Net income (loss) ..........................     $ (39,680)     $ 18,339     $ (20,473)     $ 48,011
                                                           =========      ========     =========      ========

        Denominator:
          Denominator for basic income (loss) per
              Share - weighted average shares ........       199,069       191,306       196,991       190,300
          Common stock equivalents ...................            --        15,036            --        14,800
                                                           ---------      --------     ---------      --------
          Denominator for diluted income (loss) per
              Share - adjusted weighted average shares
              And assumed conversions ................       199,069       206,342       196,991       205,100
                                                           =========      ========     =========      ========

        Basic income (loss) per share ................     $   (0.20)     $   0.10     $   (0.10)     $   0.25
        Diluted income (loss) per share ..............     $   (0.20)     $   0.09     $   (0.10)     $   0.23

RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. SFAS 131 will be effective for the Company beginning with its Form 20-F filing for fiscal 1998 and will apply to both annual and interim financial reporting. The Company is evaluating the impact of SFAS 131 on its required disclosure. For SFAS 130 disclosure see "Condensed Consolidated Statements of Comprehensive Income".

     In June 1998, the Financial Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is evaluating the impact of SFAS 133.


2  ACQUISITIONS

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software, Inc. ("Aurum") for approximately 8.3 million of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

     In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"). CODA is a provider of financial software. Under the terms of the share exchange, the Company issued approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock were assumed and converted into Baan options at the same exchange ratio. The business combination was accounted for as a pooling of interests. CODA's historical financial statements are not material to the consolidated historical financial statements of the Company. The Company did not restate any of its consolidated financial statements prior to the combination. In connection with the acquisition of CODA, the Company recognized a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. Of the $1.8 million restructuring charge, $1.4 million remains unpaid as of September 30, 1998.

     In September 1998, the Company acquired all of the outstanding shares of CAPS Logistics, Inc. ("CAPS"), a provider of optimization software for logistics planning and scheduling. The Company issued 2.5 million of the Company's common shares, with an aggregate fair value on the acquisition date of approximately $68 million and incurred other acquisition costs of approximately $3 million, resulting in a total purchase price of approximately $71 million. The purchase price was allocated as follows: capitalized software of $31 million, goodwill of $37 million, assembled workforce of $2 million, and net tangible assets of $1 million.


3  LITIGATION

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from, in or around the end of January 1998 through mid-October 1998.

     On February 16, 1999, the Court consolidated the actions and, as a consequence, plaintiffs' leave to file a consolidated amended complaint has been granted. Plaintiffs' motion for appointment of lead plaintiffs and lead counsel remains pending. The Company has retained outside counsel and intends to vigorously defend. Management, with the advice of outside legal counsel, expects that the outcome of the actions will not have a materially adverse impact on the Company's consolidated financial position.


4  TRANSACTIONS WITH AFFILIATES

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Ventures B.V. ("VV," formerly Baan Investment B.V.). As of April 9, 1999, VV owns approximately 20% of the Company's outstanding Common Shares. All of the shares of VV are in turn held by a share administration foundation of which Messrs. Baan and Baan are directors, thereby providing them with effective voting control of VV's shares in the Company. The economic interest in VV's shares is held by the Oikonomos Foundation, a foundation the Baan brothers established under Netherlands law in 1994 to carry out charitable activities throughout the world.

     VV was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. During 1998, it has been Company policy to have all material agreements with VV approved by the independent directors of the Company's Supervisory Board, and information on all material VV relationships has also been provided to the Company's Audit Committee.

     As reported in the Company's Form 20-F for 1997, VV owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VV publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VV's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VV reported that its lenders began selling the VV collateral shares to pay down the VV debt obligations. As a consequence of these actions, VV's holdings of the Company's shares had declined to 20.12% as of April 9, 1999. VV also indicated that it would undertake a review of its operations/investments, with an eye toward reorganizing and/or selling certain of its assets.

     Revenues from VV during 1996, 1997 and 1998, were $14.5 million, $66.3 million and $50.6 million, respectively.

     THE COMPANY'S INDIRECT CHANNEL. Since 1996, one of the principal relationships between VV and the Company has been VV's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

     1. The BBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VV and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VV). That company in turn owns a series of approximately fifteen companies operating as resellers in the midmarket space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS."

     Commencing in 1996 and continuing through 1997, the Company entered into a reseller relationship with VBS. Prior to 1997, VBS, like each of the Company's resellers, paid a fee to the Company for licenses resold based on a percentage of the resale price. In 1997, when the Company amended its reseller license fee terms to provide for a straight per-seat license fee, VBS negotiated a volume discount fee structure reflecting the greater volume of its purchases (at that time VBS comprised greater than 50% of sales of the Company's products in the indirect channel; that number today is approximately 30% of channel sales) as well as its willingness to pay for the seats up front in cash in exchange for the lower rate. In all other respects, VBS's terms have been materially the same as those provided other resellers; it has not been given special payment, return, or exchange terms.

     The Company recognized revenues of approximately $4.5 million and $32.3 million from VBS during 1996 and 1997, respectively, from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1996 and 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $10.0 million, $18.0 million and $2.9 million in 1996, 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VV created in late 1997 as wholesaler and manager of the indirect channel.

     2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VV entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VV, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

     In connection with creating BMS in 1997, the Company entered into a software distribution agreement under which it: (i) provided BMS with distribution rights to the Company's products; and (ii) assigned a majority of the Company's existing VAR (value added reseller) agreements to BMS. In consideration for that assignment, BMS paid the Company $13 million, representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. In addition, the Company recognized revenues of approximately $3.0 million and $47.7 million during 1997 and 1998, respectively, from sales of licenses to BMS pursuant to the distribution agreement. All revenue recognized from BMS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     In addition, the Company outsourced to BMS certain of its (the Company's) employees and provided to BMS certain billing, collection, and other back office services pursuant to a separate services agreement. Under that agreement, BMS reimbursed the Company for the actual costs of the personnel assigned as well as other direct expenditures made by the Company on BMS's behalf. It also paid an additional 15% of these reimbursed costs as a surcharge for the administrative and back office services the Company provided. That amount was approximately $7.5 million in 1998. Such amounts are recognized as a reduction in "General and administrative expenses" in the accompanying Consolidated Statements of Operations.

     The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VV $2 million on execution of that purchase agreement representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

     Prior to 1998, with the indirect channel still ramping up and providing modest contribution to the Company's overall revenue generation, the Company recognized revenue on a sell-in model into the channel. Consistent with industry practice, the Company adopted the sell-in model of placing inventory in the channel to ensure the VARs were investing in the business plan to resell the Company's products.

     Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket - ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

     With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand.

     3. Channel inventory. BMS's records provided to the Company indicate there was approximately $56 million in total inventory in the indirect channel at the start of 1998. The Company reported in its 1997 Form 20-F that, based on estimates BMS confirmed, the Company understood that $11 million of this total channel inventory was with related parties ($3 million with BMS, and approximately $8 million with VBS). Subsequent review of VBS's records in late 1998 indicate that apparently approximately $23 million of the $56 million in total channel inventory at the start of 1998 was actually in related party hands (the $12 million difference being attributable to additional inventory that apparently was with VBS at the commencement of 1998). Thus, according to VBS's and BMS's records, the Company began 1998 with $56 million in total channel inventory, of which $23 million was with related parties and the remainder was with independent, third-party VARs.

     The BMS records also reflect that total channel inventory did not increase during 1998; inventory as of September 30, 1998 was at the same $56 million total. The mix of related party and third party inventory levels did change, however, consistent with BMS's role as channel manager. At the end of the third quarter of 1998, total BMS inventory had increased to $40 million of the $56 million total, as channel inventory was aggregated over the year within BMS. According to BMS's figures, BMS inventory levels were approximately $13 million at end of the first quarter of 1998; $30 million at end of the second quarter; and $40 million at end of the third quarter. Again, total inventory in the channel had not grown during this time, meaning that third-party inventory levels had been reduced to approximately $16 million over the course of the year.

     The Company entered 1998 in what appeared to be an expanding ERP market. Based on a review of the public filings and analyst estimates of 20 leading enterprise application vendors, the data suggests that license revenues for these companies grew overall 58% in 1997. That growth rate continued strong at 47% in the first quarter of 1998 (year over year), and softened some to 35% in the second quarter; but in the third quarter the license revenue growth rate for these companies had declined to 20%, and it dropped even further to just 4% in the fourth quarter.

     As it became clear following the third quarter of 1998 that license revenue growth rates industry-wide were declining, and in connection with the Company's determination to undertake a comprehensive reorganization plan in the fourth quarter, the Company acted to address the issue of indirect channel inventory. To eliminate the approximate $56 million in indirect channel inventory existing at the end of the third quarter: (i) approximately $17 million in inventory was sold by the Company's indirect channel to end-users during the fourth quarter, thus reducing the inventory number by that amount; and (ii) as to the remaining channel inventory of approximately $39 million, the Company reversed that amount from fourth quarter revenue and recorded it as deferred revenue in the quarter. The Company undertook this latter reversal even though product had been delivered, approximately $34 million for such licenses had been paid, and there were no cancellation or return provisions. The practical effect of these actions was to eliminate inventory from the channel, since remaining levels that were now recorded as deferred revenue will only be recognized as revenue as it is sold through to end-users.

     The $23 million in BMS inventory that existed at the end of the fourth quarter (which comprised all remaining related party inventory) was purchased at a discount by an independent third-party distributor pursuant to an agreement between it and BMS in January 1999. As a result of that transaction, there was no related party channel inventory as of January 1999. All channel inventory (approximately $39 million) is in the hands of independent distributors and VARs, and the Company will recognize revenue from the sale of such inventory only as it is sold to end-users.

     4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VV's lenders were selling the Company shares VV owned and had pledged as collateral to pay down VV's debt obligations, VV also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

     One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the

Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VV pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price is comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty, the Company would be obligated to pay VV the difference between the earned amounts and the minimum guaranty. The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

     The surviving entity of what had been BMS is now owned 100% by VV. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

     As a result of this transaction, management of the Company's approximately 230 channel partners is now under the Company's direct control. Included in that number are the approximately 15 VBS resellers, but the current VBS agreement (assumed by the Company as part of the acquisition) requires VBS to purchase licenses of the Company's products for resale from an independent third-party distributor. The net result is that, commencing in the first quarter of 1999, it is the Company's intention that it will no longer have related party software license revenue associated with the indirect channel.

     In addition, as part of the BMS agreement, VV has agreed to eliminate the "Baan" name from any and all of its operations, and VV has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VV going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VV entity's transition to another name, that it will not grant permission to such use by VV.

     OTHER COMPANY-VV RELATIONSHIPS DURING 1998. During early 1998, the Company sold to or acquired from VV (or VV-related entities) the following assets/entities:

o Pursuant to a decision to eliminate its two remaining joint investments with VV (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VV also had an interest) to VV for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions;

o Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold those subsidiaries to VV for approximately $5.2 million. The Company recognized a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations; and

o The Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VV had a 60% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand alone sales in 1998 according to its reports to the Company, so no royalties were recorded.

   During 1997 and 1998, the Company also charged VV the following amounts for certain IT and marketing services:

o $5.0 million and $16.5 million, respectively, pursuant to an IT services agreement between the parties under which the Company provides VV use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates charged for similar arrangements by third parties. VV has indicated it expects that at some point during 1999 it will no longer require these services and this agreement will be terminated; and

o $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VV's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company will not be charging VV any such marketing costs in 1999.

     Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

     During 1998, the Company entered into OEM agreements with certain software companies owned or controlled by VV. The Company recognized royalties and development expenses in connection with such agreements during 1998 of approximately $1.4 million and $2.5 million, respectively. Such royalties and development expenses are included in "Cost of license revenue" and "Research and development expense," respectively, in the accompanying Consolidated Statements of Operations.

     In addition, the Company has entered into several agreements with VV entities under which the Company paid VV certain product, services, or lease fees during 1997 and 1998. These agreements include royalty agreements under which the Company is authorized to resell instructional or other materials created by certain companies owned or controlled by VV; subcontracting agreements whereby the Company retains the services of certain VV entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that are properties owned by VV entities. The total costs and expenses incurred by the Company in 1997 and 1998 associated to these agreements were not material.

     VV has indicated that it intends to continue the process of closing or selling certain of its investments. Certain of the assets VV is prepared to sell may fit within the Company's strategy going forward and may add value to its product offerings or ability to better serve its customers. The Company will evaluate any such opportunities with the advice and approval of its independent directors and independent valuations as appropriate.

5  SUBSEQUENT EVENTS

     In October 1998, the Company announced a comprehensive reorganization plan to reduce the Company's expense levels and to streamline operations. In connection with the reorganization, the Company recognized a non-recurring charge of approximately $140.5 million during the fourth quarter of 1998. Approximately $58.0 million of the non-recurring charge related to the disposal of certain non-strategic business entities and recognized losses on disposal of those assets. Approximately $27.3 million related to the write-down of certain of long-lived assets in connection with the reorganization.

     The Company's Supervisory Board of Directors approved an option repricing program effective November 10, 1998. Under the repricing program, current employees (other than designated members of senior management) holding outstanding options with exercise prices at or above $11.13 per share could elect to amend such options to change the exercise price to $11.13 per share, the average of the fair market value on three consecutive trading days. All other terms of such options remained unchanged, except that the repriced options are not exercisable for a period of six months after the effective date of the repricing. If an employee voluntarily terminates his or her employment prior to the end of the six-month non-exercise period, the amended options will be forfeited and the unexercised shares returned to the 1993 Stock Plan.

     In December 1998, the Company received a $75 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for the right to be issued common shares, which will be issued to Fletcher at its discretion at any time during the period August 1, 1999 through December 31, 2001. The number of common shares issued and the price per share will generally be based on the Company's share prices prevailing during a 30-day period prior to issuance of such shares. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

                                BAAN COMPANY N.V.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Certain Factors That May Effect Future Results of Operations" in this Form 6-K, and the factors discussed in the Company's Form 20-F for fiscal 1997 filed with the Securities and Exchange Commission.

OVERVIEW

     The Company's principal source of revenues consists of license fees and related services, including consulting, education and maintenance. License revenues are derived from software licensing fees, and are recognized upon the execution of a signed agreement, delivery of the software, an assessment that the resulting fee is fixed and determinable, and collection of the resulting receivable is deemed probable. Through 1997, sales to third party and related party indirect channel partners were recorded at the time of product shipment, subject to certain conditions including an evaluation of the amount of inventory carried by the reseller channel. Commencing in 1998, the Company has recognized revenues on sales to the indirect channel partners based on reseller sales to end-users. Maintenance revenues for ongoing customer support and product updates are recognized ratably over the term of the maintenance period, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed.

TOTAL NET REVENUES

     Total net revenues increased 13% ($21.7 million) to $195.0 million and 30% ($140.5 million) to $604.5 million in the three and nine month periods ended September 30, 1998, respectively, when compared to the corresponding periods in 1997. Net revenues for EMEA (Europe, Middle East and Africa), North America and for Latin America and Asia Pacific combined for the three month period ended September 30, 1998 were 54%, 41% and 5%, respectively, compared to 40%, 46% and 14% for the corresponding period in 1997. Net revenues for EMEA, North America and for Latin America and Asia Pacific combined for the nine month period ended September 30, 1998 were 52%, 41% and 7%, respectively, compared to 43%, 44% and 13% for the corresponding period in 1997.

LICENSE REVENUE

     License revenue decreased 20% ($22.1 million) to $86.6 million for the three month period ended September 30, 1998 compared to $108.7 million in the same period in 1997. The Company believes that the ERP software market is being negatively impacted by a number of industry-wide issues including: (i) global economic difficulties and uncertainty; (ii) reductions in capital expenditures by large customers; (iii) increasing competition; and (iv) increased customer focus on addressing Year 2000 problems. The Company believes the impact of these market forces was more pronounced upon the Company because, as compared to certain of its competitors, license fees comprise a greater percentage of the Company's total revenue, as compared to non-license revenues such as maintenance, service and consulting. These factors have, in turn, given rise to a number of market trends that have slowed license revenue growth, including (a) longer sales cycles; (b) increased uncertainty of customers in making purchasing decisions; (c) deferral or delay of IT projects and generally reduced expenditures for software; (d) reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and (e) increased price competition. The Company's license revenues were adversely affected by these factors in the third quarter of 1998, as the Company experienced a decline in the number of license seats from both direct sales and the indirect channel. The Company expects these factors to continue to impact license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 compliance is complete.

     For the nine month period ended September 30, 1998 license revenue increased 6% ($18.5 million) to $310.8 million compared to $292.2 million in the same period in 1997. License revenue as a percentage of total net revenues was 44% and 51% for the three and nine month periods ended September 30, 1998, respectively, compared to 63% for each of the same periods in 1997.

     In the first quarter of 1998, the Company announced that it was deferring an aggregate of $42.5 million in revenue related to license agreements entered into in such quarter, in large part due to the adoption of SOP 97-2.

     The principal component of this deferred revenue, $24.9 million, related to software licenses for which the Company (consistent with past practices) assisted the customer in obtaining, and became a party to, independent third-party financing arrangements. The Company had utilized such arrangements in the past in order to help expedite financing for the customer, although in all circumstances the lender had no recourse to the Company in the event of a customer default. Although SOP 97-2 does not explicitly address these financing arrangements, the Company elected to defer recognition of the entire amount of revenue associated with those licenses, notwithstanding that the Company received full payment up front. Such revenue will be recognized concurrent with the payment terms agreed to by, and between, the customer and the lending institution.

     In light of SOP 97-2, in early 1998 the Company undertook a review of its business practices with respect to software licenses. In May 1998, the Company announced that it would cease to become a party to customer license financing arrangements, but instead would direct the customer to obtain financing independently. As a result of this modification to the Company's business practices on customer financing, the Company believes that SOP 97-2 should not have any material effect on software license revenue from such independent financing arrangements going forward.

     The second component of the first quarter deferral $12.9 million, related to license agreements having extended payment terms. SOP 97-2 clarified the impact of extended payment terms on the determination of whether license fees are fixed and determinable. As a result of SOP 97-2, the Company deferred $12.9 million of license fees under certain license agreements, and will recognize the revenue represented by such deferred fees when collected.

     The Company has since changed its business practices so that the payment terms of customer contracts will generally permit recognition in full under SOP 97-2. The Company believes that its current business practices are in accordance with the requirements of SOP 97-2. To the extent future license agreements do not conform to the Company's new business practices, revenue from those agreements will be deferred consistent with these new practices and SOP 97-2.

     The third component of the first quarter deferral was $4.7 million, which represented a portion of the licenses BMS purchased from Baan in the first quarter for the indirect channel. In the interest of restraining possible growth of inventory in the indirect channel, the Company elected to record this amount as deferred revenue. In the second quarter of 1998, the Company moved to a sell-through model for channel revenue recognition. In connection with that decision, the Company reviewed with BMS first quarter sales in the indirect channel, and confirmed that the $4.7 million deferral was approximately equal to the difference between BMS's first quarter purchases and the actual channel sell-through to end-users that quarter. Consequently, the Company decided to reclassify this $4.7 million as an offset to amounts due from related parties (as reported in the Company's 1998 Report on Form 6-K for the second quarter of 1998).

MAINTENANCE AND SERVICE REVENUE

     Maintenance and service revenue increased 68% ($43.8 million) to $108.4 million and 71% ($122.0 million) to $293.7 million for the three and nine month periods ended September 30, 1998, respectively, compared to $64.5 million and $171.8 million for the same periods in 1997. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers and an increase in consulting and education services, which in turn were a result of the growth in product licenses in prior quarters. As a percentage of total net revenues, maintenance and service revenue was 56% and 49% for the three and nine month periods ended September 30, 1998, respectively, compared to 37% for each of the same periods in 1997.

GROSS PROFIT

     The following table, expressed in thousands, sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                              THREE MONTHS ENDED SEPTEMBER 30,            NINE MONTHS ENDED SEPTEMBER 30,
                          --------------------------------------  ---------------------------------------
                                  1998                1997                1998                1997
                          ------------------  ------------------  ------------------  -------------------
                                      % OF                % OF                % OF                % OF
                                    REVENUE             REVENUE             REVENUE             REVENUE
                          $         CATEGORY     $      CATEGORY     $      CATEGORY     $      CATEGORY
                          --------     --     --------     --     --------     --     --------     --
Gross profit:
  License ............    $ 79,271     92%    $103,992     96%    $289,810     93%    $272,494     93%
  Maintenance and
    Services .........      25,686     24       13,332     21       74,208     25       40,090     23
                          --------     --     --------     --     --------     --     --------     --
Total gross profit....    $104,957     54     $117,324     68     $364,018     60     $312,584     67
                          ========     ==     ========     ==     ========     ==     ========     ==

     The Company's gross profit as a percentage of total net revenues was 54% and 60% for the three and nine month periods ended September 30, 1998, respectively, compared to 68% and 67% for the same periods in 1997. The decrease in gross margin for the three months ended September 30, 1998 is due to lower license revenue than the same period in 1997. The decrease in gross margin for the nine months ended September 30, 1998 primarily reflects the deferral of license revenue discussed above.

     Gross margin on license revenue was 92% and 93% for the three and nine month periods ended September 30, 1998, respectively, compared to 96% and 93% for the same periods in 1997. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $3.1 million and $8.0 million for the three and nine month periods ended September 30, 1998, respectively, compared to $1.2 million and $3.8 million for the same periods in 1997.

     Gross margin on maintenance and service revenues was 24% and 25% for the three and nine month periods ended September 30, 1998, respectively, compared to 21% and 23% for the same periods in 1997. The gross margin increase for the third quarter of 1998 compared to the same period in 1997 was primarily due to a decrease in subcontractor costs. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

SALES AND MARKETING

     The Company's sales and marketing expenses increased 71% ($33.3 million) to $80.2 million and 51% ($60.8 million) to $180.8 million in the three and nine month periods ended September 30, 1998, respectively, from $46.9 million and $120.0 million for the same periods in 1997. The increase in absolute spending in sales and marketing activities reflects the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Sales and marketing expenses also include net foreign currency transaction losses of $8.4 million and $9.2 million for the three and nine months ended September 30, 1998, respectively, compared to net gains of $0.5 million and $5.3 million for the corresponding periods in 1997. As a percentage of total net revenues, sales and marketing expenses were 41% and 30% for the three and nine month periods ended September 30, 1998, respectively, compared to 27% and 26% for the same periods in 1997.

RESEARCH AND DEVELOPMENT

     Research and development expenses increased 95% ($22.6 million) to $46.3 million and 71% ($46.7 million) to $112.5 million for the three and nine month periods ended September 30, 1998, respectively, from $23.8 and $65.8 million for the same periods in 1997. As a percentage of total net revenues, research and development expenses were 24% and 19% for the three and nine month periods ended September 30, 1998, respectively, compared to 14% for each of the same periods in 1997. The increase in research and development expenses in absolute dollars reflects the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. The Company capitalized 9% and 11% of aggregate research and development expenditures for the three and nine month periods ending September 30, 1998 and 1997, respectively. Aggregate research and development expenditures, including both research and development expenses and capitalized software costs, were $51.0 million and $126.2 million for the three and nine month periods ended September 30, 1998, respectively, compared to $26.9 million and $74.6 million for the same periods in 1997.

     The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to make significant investments in its research and development activities.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses increased 102% ($16.5 million) to $32.6 million and 70% ($34.2 million) to $82.8 million for the three and nine month periods ended September 30, 1998, respectively, from $16.1 million and $48.6 million for the same periods in 1997. As a percentage of total net revenues, general and administrative expenses were 17% and 14% for the three and nine month periods ended September 30, 1998, respectively, compared to 9% and 10% for the same periods in 1997. The increase in general and administrative expenses in absolute dollars reflects the expansion of the Company's operations with the resulting increase of additional personnel and infrastructure costs. General and administrative expenses include charges of $5.8 million and $11.0 million to bad debt expense for the three and nine months ended September 30, 1998, respectively, compared to $0.4 million and $5.7 million for the same periods in 1997. General and administrative expenses also include the amortization of intangible assets of $2.7 million and $7.1 million for the three and nine months ended September 30, 1998, respectively, compared to $1.3 million and $4.2 million for the same periods in 1997. The amortization arose from certain of the Company's acquisitions.

NON-RECURRING EXPENSES

     In connection with the acquisition of CODA in the second quarter of 1998, the Company recognized a $9.6 million write-down of duplicative capitalized software development costs, a $3.1 million non-recurring charge for related professional fees, and a $1.7 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. See Note 2 of the Notes to Condensed Financial Statements.

     During the fourth quarter of 1998, the Company completed key elements of its restructuring program to reduce costs and gain efficiencies across all aspects of the organization. In connection with these efforts, the Company recorded non-recurring charges of $140.5 million related to restructuring, losses on the disposal of certain under-performing business entities and other assets, and other asset write-downs. The restructuring component of the charge was $55.2 million and included severance-related expenses for approximately 1,200 employees, costs associated with the cancellation of certain marketing and sales programs, and costs related to the consolidation and closure of approximately 50 offices. The Company disposed of certain non-strategic business entities and recognized a loss of $58.0 million in connection with the disposal of those assets. The Company also recognized a charge of $27.3 million for the write-down of certain long-lived assets in connection with the reorganization. See Note 5 of the Notes to Condensed Financial Statements.

NET OTHER INCOME

     Net other expense was $0.4 million for the three months ended September 30, 1998 compared to net other income of $1.2 million for the same period in 1997. Net other income was $0.1 million for the nine months ended September 30, 1998 compared to $2.0 million for the same period in 1997. Net other expense for the three months ended September 30, 1998 was primarily a result of interest earned on investments in short-term marketable securities being lower than the interest expense related to working capital lines of credit, long-term debt, interest expense on the convertible notes, and the amortization of debt issuance costs.

INCOME TAXES

     In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement. Based on this ruling and other initiatives, the Company decreased its effective tax rate to 32%.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, the Company had cash, cash equivalents and short-term marketable securities of $221.3 million and working capital of $293.6 million. In the first nine months of 1998, the Company's operating activities provided net cash of $35.3 million. Accounts receivable net of allowance for doubtful accounts was $274.8 million at September 30, 1998 compared to $226.8 million at December 31, 1997. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 127 days as of September 30, 1998, compared with 102 days as of December 31, 1997.

     Investing activities used $55.7 million of cash in the nine-month period ended September 30, 1998. As of September 30, 1998, with the exception of the additions to property and equipment and capitalized software development costs, the Company had no significant capital commitments.

     Financing activities provided cash of $33.6 million in the nine month period ended September 30, 1998, primarily from the issuance of common shares of $34.4 million upon exercise of stock options and for the Company's employee stock purchase plan.

     The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $21.2 million, based on the exchange rate at September 30, 1998). In addition, certain of the Company's subsidiaries have additional bank credit agreements for relatively small amounts. As of September 30, 1998, the Company had short-term borrowings against all of its lines of credit of $1.1 million.

     The Company's long-term debt consists principally of $192 million of unsecured convertible subordinated notes ("Notes") due in 2001. The Notes are redeemable by the Company prior to December 16, 1999 under certain conditions and are redeemable by the Company at any time after such date. At the Noteholders' option, the Notes are convertible into common shares at any time with each $1,000 principal amount of Note convertible into approximately 23 common shares. Accordingly, if the notes are called for redemption at a time when the share price exceeds $22, it is in the Noteholders' economic interest to convert the Notes rather than accept redemption. The Notes were issued with the expectation that Noteholders would convert rather than accept redemption. However, as the Company can not predict what the Company's stock price will be in 2001, there can be no assurance that the

Company will be able to satisfy its monetary obligations under the Notes through the issuance of common shares.

     The Company believes that existing cash, cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms.

YEAR 2000

     Background. Some computer hardware, software and other date-dependent equipment were designed with programming code in which calendar year data is abbreviated to only two digits (e.g., 1998 is abbreviated to 98). As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the "Year 2000 Problem."

     The Company believes that the demand for its products to date has been positively impacted by the increased corporate awareness of the Year 2000 Problem and the need to upgrade and/or replace legacy applications in order to accommodate the change in date to the year 2000. The Company's standard software offerings introduced since 1993 have been designed to be Year 2000 compliant (as defined in detail below). The Company and certain of its competitors have experienced a deceleration of the rate of growth in new license sales in recent periods, as compared to the growth rates experienced in the enterprise business management software marketplace in immediately preceding periods, as companies complete their preparation for the year 2000 or determine it may be too late to complete such preparations in advance of year 2000. The Company believes that this deceleration will continue for the foreseeable future.

     Customer Products. Since the introduction of its Triton 2.2(d) product in 1993, the Company has designed its standard Enterprise Resource Planning ("ERP") software to be Year 2000 compliant (i.e., with the capability of processing accurately inputted 4-digit year values so that it will be able to correctly recognize the Year 2000 and any inputted year, and that it will also be able to recognize the Year 2000 as a leap year). The Company believes that current versions of other standard products to which the Company has recently acquired ownership are also now Year 2000 compliant.

     The Company has made available on its Web site, at baan.com, complete information on the Year 2000 compliance of the Company's products, for the benefit of customers, potential customers, and other interested parties. It also provided a direct mailing to its current customer list expressly identifying for customers those Company products that are Year 2000 compliant and those that are not; that mailing also referred customers to the Company Web site for the most current information. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's software products have been identified or corrected. This uncertainty is caused by a number of factors, including the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

   The Company typically requires Year 2000 compliance warranties from third-party vendors whose products are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with these Year 2000 warranties or to resolve Year 2000 problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation. In its mailing to customers, and on its Web site, the Company urges customers to perform a comprehensive Year 2000 audit of its internal IT systems that operate with the Company's products, and to contact third-party vendors to obtain Year 2000 assurances with respect to those products that interface with or are used in combination with the Company's products.

   The question of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier, non-Year 2000 compliant versions of its products has not yet been decided by any court, to the best of the Company's knowledge, although some such claims or related claims are pending. To date, the Company has not been the subject of a Year 2000 claim. To the extent that a customer may assert any such claim against the Company in the future, whether on some contract, tort or other theory, the Company believes it has strong defenses to any such claim (both in contract and on other grounds). However, it has been widely reported that a significant amount of "business interruption" litigation will arise out of Year 2000 compliance issues. It is uncertain whether, or to what extent, the Company may be affected by such litigation.

   Costs - Customer Products. The total cost to the Company of completing any required modifications, upgrades or enhancements to its software products to ensure they are Year 2000 compliant is virtually impossible to calculate; since the Company's standard software products are designed to be Year 2000 compliant, any "compliance costs" are in effect a part of normal, ongoing development costs.

   Internal Information Infrastructure. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company plus office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators, and other office infrastructure. Accordingly, the Company has undertaken a review (which remains ongoing) of all internal computer programs and systems material to business operations, to ensure that the programs and systems will be Year 2000 compliant. Based on the review to date, the Company believes that its internal computer systems are or will be Year 2000 compliant in a timely manner. Certain of the Company's back office systems are operating with recent versions of the Company's standard ERP software (which software, as noted above, is designed to be Year 2000 compliant), thereby limiting to some extent the breadth of any Year 2000 compliance issues with respect to the Company's internal systems. The Company has also sent a query letter to certain of its significant vendors of internal information technology infrastructure seeking representations from such vendors that their products are Year 2000 compliant. To date the Company has received a limited number of responses to these query letters. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.

     Costs - Internal Information Infrastructure. The total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems is difficult to estimate. As noted above, the Company's assessment of its internal systems remains ongoing. Nonetheless, through December 31, 1998, the Company's best estimate was that it would cost the Company between $500,000 and $1,000,000 to upgrade its internal systems (both in terms of actual upgrade expenses and personnel costs). Through December 31, 1998, the Company has actually incurred and expensed approximately $200,000.

     Potential Consequences of Year 2000 Issues. The Company is attempting to identify and resolve all Year 2000 problems that could materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could suffer a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities. Additionally, the Company anticipates a lesser number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions. In this regard, the Company has not yet formulated contingency plans to deal with any such unforeseen problems.

INTRODUCTION OF EURO

     Background. In January 1999, a new currency called the "Euro" was introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the Euro as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be Euro-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be Euro-enabled. The transition to the Euro will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data.

     Customer Products. Current versions of the Company's standard ERP software products are designed to, or with currently available updates will, accommodate the implementation of the Euro in compliance with current legislation. In addition, the Company offers two "backported" versions, Triton 3.1b.7 and Baan IVb5, that will also support the implementation of the Euro. The Company's ERP product also provides for "multi-base currency conversion," which allows users to adopt the Euro in a phased approach alongside running existing home currency. The Company believes that current versions of other products to which the Company has recently acquired ownership are also now Euro compliant.

     The Company offers products from third-party vendors that contain Euro functionality and are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with the Euro guidelines or to resolve

Euro problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

     The Company has made available on its Web site, at baan.com, complete information on the Euro compliance of the Company's products for the benefit of customers, potential customers, and other interested parties. However, management believes that it is not possible to determine with complete certainty that all Euro problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

     Internal Accounting and Invoicing Systems. The Company is not aware of any material operation issues or costs associated with preparing its own internal systems for the Euro. As noted above, certain of the Company's back office systems are operating with recent versions of the Company's ERP software, thereby limiting to some extent the breadth of any Euro compliance issues with respect to the Company's internal systems. The Company does utilize third party vendor equipment and software products that may or may not be Euro compliant. Although the Company is currently taking steps to address the impact, if any, of Euro compliance for such third party products, the failure of any critical components to operate properly in a Euro environment may have an adverse effect on the business or results of operations of the Company or require the Company to incur expenses to remedy such problems.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 6-K contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 6-K report.

     A number of risks that could cause or contribute to such differences have been set forth above. Additional factors include but are not limited to those set forth under "Risk Factors" below. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

                                  RISK FACTORS

     In addition to the other information contained and incorporated by reference in this Form 6-K, the following factors, which are not intended to be all inclusive, should be carefully considered in evaluating Baan and our business:

BAAN HAS A LIMITED INTERNATIONAL OPERATING HISTORY, AND HAS RECENTLY RESTRUCTURED OUR OPERATIONS.

     Baan has experienced substantial revenue growth in recent years, but our profitability has varied widely on a quarterly and annual basis. Baan experienced losses and limited profitability prior to 1996. In addition, notwithstanding revenue growth and profitability increases through 1996 and 1997, in 1998 Baan's license revenues declined significantly and we incurred a large loss from operations. If Baan is unable to stabilize and ultimately increase license revenues, Baan's business, operating results and financial condition would be materially adversely affected. In the fourth quarter of 1998, Baan began an effort to streamline and restructure our operations in order to reduce operating costs. This effort resulted in Baan reducing our workforce by approximately 20% and restructuring our operations through the sales of certain operating units of Baan. To the extent that Baan's streamlining, restructuring and cost reductions efforts are not successful, Baan's operating results will be materially adversely affected.

INDUSTRY-WIDE CONDITIONS HAVE RESULTED IN REDUCED LICENSE REVENUES.

     Baan believes that the ERP software market is being negatively impacted by a number of generic issues including: global economic difficulties and uncertainty; reductions in capital expenditures by large customers; increasing competition; and increased customer focus on addressing Year 2000 problems. These factors have, in turn, given rise to a number of market trends that have negatively impacted license revenues including:

o    longer sales cycles;

o    increased uncertainty of customers in making purchasing decisions;

o deferral or delay of IT projects and generally reduced expenditures for software;

o reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and

o    increased price competition and price reductions for licensed software.

     These conditions and factors contributed to a decline in Baan's license revenues in 1998 from 1997. Baan expects these factors to continue to adversely affect our license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 problems are resolved. Because of the high degree of uncertainty these factors and trends have created in the marketplace, Baan is currently unable to predict whether our license revenues will stabilize at current levels, or when Baan will return to profitability.

BAAN IS SUBJECT TO VARIABILITY OF QUARTERLY OPERATING RESULTS.

     Baan's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. Baan's revenues in general, and in particular our license revenues, are relatively difficult to forecast due to a number of reasons. These include:

o the relatively long sales cycles for Baan's products, which make it difficult to predict the timing of customer purchase decisions;

o    the size and timing of individual license transactions;

o the timing of the introduction of new products or product enhancements by Baan or our competitors, which can affect customer purchase decisions;

o the potential for delay or deferral of customer implementations of Baan's software, changes in customer budgets;

o  seasonality of technology purchases and other general economic conditions.

     Baan's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because Baan's operating expenses are based on anticipated revenue levels and because a high percentage of Baan's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses.

BAAN HAS DEBT OBLIGATIONS UNDER OUTSTANDING CONVERTIBLE SUBORDINATED NOTES.

     In December 1996, Baan incurred $175 million of indebtedness through the sale of 4.5% convertible subordinated notes payable in the year 2001. That amount increased by an additional $25 million in January of 1997 (for a total of $200 million convertible notes) when an over-allotment option was exercised. As a result of this indebtedness, Baan has substantial principal and interest obligations. As of September 30, 1998, $192 million convertible notes were outstanding. Baan's current debt obligations could make it much more difficult for Baan to obtain additional financing in the future, if such financing is needed for working capital, acquisitions or other purposes. This debt burden could also make Baan more vulnerable to industry downturns and competitive pressures. Further, Baan's working capital declined from $309.4 million at December 31, 1997 to $123.9 million at December 31, 1998. Baan's ability to meet its debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting the operations of Baan, many of which are beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

BAAN FACES INTENSE COMPETITION.

     The enterprise business application software market is highly competitive. The market is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the Year 2000 date change. Baan's products are targeted at the market for open systems, client/server, Enterprise Resource Planning ("ERP") software solutions, and Baan's current and prospective competitors offer a variety of products and solutions to address this market. In the traditional ERP manufacturing markets, Baan's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), J.D. Edwards & Company ("JDE"), System Software Associates, Inc. ("SSA"), and PeopleSoft, Inc. ("PeopleSoft"). In addition, Baan faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators.

     Baan has been seeking to more aggressively target the SME market and to expand into enterprise applications beyond the traditional ERP solutions. As Baan pursues these strategies, Baan expects to face additional competition from a number of companies that offer such applications for the SME market, as well as established ERP vendors such as SAP, Oracle and PeopleSoft. For our products outside the ERP market segment, Baan competes with a number of companies, with particular strength in these markets, such as Siebel Systems in the customer interaction software ("CIS") or front-office productivity market, along with i2 Technologies, Inc. and Manugistics Group, Inc. in the supply chain management software market.

     Many of Baan's competitors have significant competitive advantages over Baan, including longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers. In addition, certain competitors, such as SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of Baan. Furthermore, companies with significantly greater resources than Baan could attempt to increase their presence in the market by acquiring or forming strategic alliances with competitors of Baan, and such companies may be in a better position to withstand the current slowdown in the ERP market. There can be no assurance that Baan will be able to compete successfully with existing or new competitors.

     Baan relies on a number of systems consulting and systems integration firms for implementation and other customer support services. Baan also relies on these firms to recommend Baan's products to potential customers as the potential customers are evaluating different competitive offerings. Although Baan seeks to maintain close relationships with these third-party implementation providers, many of these firms have similar, and often more established, relationships with Baan's principal competitors. If Baan is unable to develop and retain effective, long-term relationships with these third-parties, it would adversely affect Baan's competitive position.

BAAN MUST ATTRACT AND RETAIN KEY EMPLOYEES.

     Baan is largely dependent on a limited number of members of our senior management and other key employees. Baan does not maintain key man life insurance on any personnel. In addition, Baan believes that we must be able to attract and retain highly skilled technical, management, sales, and marketing personnel in order to continue to compete successfully. Competition for such personnel in the computer software industry is intense. Baan may not be able to attract and retain such personnel, and if Baan is not able to do so, this would have a material adverse effect on Baan's business.

BAAN FACES RAPID TECHNOLOGICAL CHANGE AND MUST CONTINUE TO DEVELOP NEW PRODUCTS TO REMAIN COMPETITIVE.

     The market for Baan's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. In order to remain competitive, Baan must continue to enhance our current product line and to develop and introduce new products that keep pace with technological developments, evolving market needs and increasingly sophisticated customer requirements. Baan believes it must continue to expand product functionality to meet customer needs across broader horizontal markets and in targeted vertical market segments. In addition, Baan must continue to anticipate and respond adequately to advances in RDBMS software, desktop computer operating systems such as Microsoft Windows and successor operating systems, and the highly dynamic and evolving world of e-commerce and use of the Internet. Baan may not be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or in achieving market acceptance for new products.

     Baan has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by Baan may contain undetected errors or "bugs" when first introduced or as new versions are released. Despite our testing, these bugs sometimes are only discovered after a product has been installed and used by customers. Baan's most recent software releases and future software releases may contain software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of Baan's products could also have a material adverse effect on Baan's business and operating results. If Baan were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect Baan's business and operating results.

BAAN FACES CHALLENGES CONCERNING THE INTEGRATION OF ACQUISITIONS.

     As part of our strategy to complement and expand our existing business and product offerings, Baan has acquired a number of companies. In September 1998 Baan acquired CAPS Logistics Inc. ("CAPS Logistics"), a supplier of logistics and transportation, planning and scheduling software; in May 1998 Baan acquired CODA Group plc ("CODA"), a provider of financial software; and in August 1997 Baan acquired Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. Baan may continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

     Acquisitions involve a number of risks and difficulties. They include:

o uncertainty as to market acceptance of the acquired technologies and products;

o  risks of expansion into new geographic markets and business areas;

o the diversion of management's attention created by the expansion of business breadth and integration challenges; and

o difficulties associated with the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems.

     Baan may not be able to successfully integrate the operations of acquired businesses. If any such acquisition were to be unsuccessful, Baan's results of operations could be materially adversely affected.

THERE ARE OBSTACLES IN MANAGING INTERNATIONAL OPERATIONS.

     Baan's products are currently marketed in the United States, Germany, The Netherlands, and over 80 other countries. Accordingly, Baan's operations are subject to the risks inherent in international business activities. These risks include:

o general economic conditions in each country (for example, we note the volatile market conditions affecting most of the Pacific Rim region and Latin America);

o    overlap of different tax structures and potential high tax levels;

o    the complexity of managing an organization spread over various countries;

o    unexpected changes in regulatory requirements;

o costs and delays associated with compliance with a variety of foreign laws and regulations; and

o    longer accounts receivable payment cycles in certain countries.

     Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

VANENBURG VENTURES B.V. OWNS A SIGNIFICANT EQUITY INTERESET IN BAAN.

     Vanenburg Ventures B.V. owned approximately 20% of Baan's outstanding Common Shares at April 9, 1999. Jan Baan and J.G. Paul Baan, by virtue of their positions as managing directors of Vanenburg Ventures B.V. and the control they exercise over the entities that own and control the shares of Vanenburg Ventures B.V., effectively have the power to vote the Common Shares of Baan owned by Vanenburg Ventures B.V. Messrs. Jan Baan and J.G. Paul Baan therefore may be deemed to have the effective power to significantly influence the outcome of matters submitted for shareholder action, including the appointment of members of Baan's Management and Supervisory Boards and the approval of any significant change in control transactions. This significant equity interest in Baan may make certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing any proposed change in control of Baan.

YEAR 2000 UNCERTAINTIES.

     Baan's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, our ability to identify all Year 2000 issues associated with Baan's products; third-party products sold by Baan or third-party products used in Baan's internal systems; the availability and cost of programming and testing resources; the ability and willingness of third-party vendors to modify propriety software; the extent to which customers access Baan's Year 2000 Web site in order to access the Year 2000 exposure associated with their Baan systems and their ability and willingness to take appropriate upgrade and corrective measures; and unanticipated problems that may by identified in Baan's ongoing compliance review.


BAAN'S SHARE PRICE HAS BEEN HIGHLY VOLATILE.

     The market price of Baan's Common Shares has experienced significant volatility. The price of Baan's Common Shares (split adjusted) has increased from $4.00 per share in Baan's initial public offering in May 1995 to $54.125 in April 1998, and has decreased to a trading price at April 30, 1999 of $9.375 per share. The market price of Baan's Common Shares may be significantly affected by a number of factors, including quarterly variations in operating results, changes in earnings estimates by market analysts, the announcement of new products by Baan or our competitors, and general market conditions. In addition, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of Baan's Common Shares.

ENFORCEABILITY OF UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OFFICERS ARE NOT DIRECTLY ENFORCEABLE IN THE NETHERLANDS.

     Judgments of United States courts, including judgments against Baan, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands.

OTHER MATTERS RELATED TO DUTCH COMPANIES.

     As a Netherlands "naamloze vennootschap" (N.V.), Baan is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by Baan must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by Baan is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of Baan, upon approval by the Supervisory Board, to issue any authorized and unissued shares of Baan at any time up to and including April 30, 2000, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by Baan's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of management of a surviving company may resolve to legally merge Baan). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of Baan or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V., two Dutch subsidiaries of Baan.

     In April 1999, a new law became effective in the Netherlands that could significantly restrict a company's ability to grant stock options in or from the Netherlands. The new law also imposes certain additional disclosure obligations on Baan and certain of its employees in connection with their involvement in securities transactions in or from the Netherlands. Baan is currently discussing possible alternatives with the Dutch authorities. Depending on the outcome of those discussions, the new Dutch securities laws could have a material impact on Baan's competitiveness in terms of impairing our ability to recruit and retain directors and employees.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       BAAN COMPANY N.V.



                                       By: /s/ Tom C. Tinsley
                                           ------------------------------------
                                               Tom C. Tinsley
                                               Managing Director



                                       By: /s/ N.M. (Klaas) Wagenaar
                                           ------------------------------------
                                               N.M. (Klaas) Wagenaar
                                               Executive Vice President,
                                               Operational and Strategic
                                               Initiatives (Chief Financial
                                               Officer during 1998)


Date: June 2, 1999